 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 10, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Buenos Aires, March 10, 2021 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month and twelve-month period ended December 31, 2020 (our “4Q20 and FY20 Results”).

4Q20 Key Highlights

◾	Net revenue increased by 20.6% YoY to Ps. 13,263 million (US$160 million), driven by our core cement segment

◾	Strong increase in our Consolidated Adjusted EBITDA of 40.8% YoY to Ps. 4,725 million (US$58 million)

◾	Consolidated Adjusted EBITDA margin expanded by 513 basis points YoY from 30.5% to 35.6%, explained by higher sales of cement, masonry, and lime together with strong control over costs

◾	Dividend payment of Ps. 2,664 million related to the extraordinary income from the sale of our stake in Yguazú Cementos S.A. in Paraguay

◾	Net profit from continuing operations was Ps. 2,958 million representing a 136.1% YoY increase

◾	Net Debt /LTM Adjusted EBITDA ratio of 0.16x from 0.12x in 3Q20 and 0.83x in FY19

FY20 Key Highlights

◾	Net revenue down 12.8% YoY to Ps. 41,623 million (US$514 million) mainly affected by a lower activity level

◾	Consolidated Adjusted EBITDA up 2.5% YoY to Ps. 13,277 million (US$171 million) and EBITDA margin expanding 476 bps up to 31.9%

◾	During 2020, the sale of our operation in Paraguay represented an income from discontinued operations of Ps. 5,129 million

◾	Net profit from continuing operations was Ps. 6,254 million representing a 39.4% YoY increase

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the fourth quarter of 2020, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We finished the year in a very good way, when considering the unprecedented scenario that was presented since the beginning of the year. At that point in time, the fragile macroeconomic environment in the country was impacted by the emergence of the COVID-19 pandemic, making the future uncertain and blurred. More than ever, it was in that challenging context that we lean on our competitive strengths.

At the beginning of the crisis, we focused on managing our cash position and cash generation, and we sought to optimize our productive structure. As the market began to pull in demand, we relied on our value chain to speed up sales, especially of bagged cement. All of this allowed us to expand our profitability, and enhanced our already solid balance sheet.

Additionally, we accomplished the seamless sale of our Paraguayan operation, an excellent deal in terms of value generation and timing, and continue executing our strategic expansion project in L´Amalí plant.

In the fourth quarter, our cement business continued to drive our solid results. Bag segment has confirmed the strong recovery, on the back of household and retail demand. Bulk cement posted a volume increase, as previous COVID-19 restrictions began to be lifted.

Looking into 2021, we believe the construction activity will be one of the key sectors to drive the expected economic  turnaround. We remain focused on balancing growth and profitability.

We must feel proud of the results obtained in 2020, especially during this unprecedented times, which reflect the responsibility and values of our people, and stakeholders. Let´s keep moving forward together!”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	13,263	11,002	20.6%	41,623	47,753	-12.8%
Gross Profit	4,795	3,282	46.1%	12,597	13,047	-3.4%
Gross Profit margin	36.2%	29.8%	+632 bps	30.3%	27.3%	+294 bps
Adjusted EBITDA	4,725	3,355	40.8%	13,277	12,958	2.5%
Adjusted EBITDA Mg.	35.6%	30.5%	+513 bps	31.9%	27.1%	+476 bps
Net Profit	2,958	1,532	93.0%	11,382	5,505	106.8%
Net Profit attributable to owners of the Company	3,006	1,429	110.3%	11,351	5,227	117.2%
EPS	5.0429	2.3976	110.3%	19.0445	8.7692	117.2%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	2,065	10,762	-80.8%	2,065	10,762	-80.8%
Net Debt /LTM Adjusted EBITDA	0.16x	0.83x	-0.67x	0.16x	0.83x	-0.67x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	12,782	7,757	64.8%	36,259	28,638	26.6%
Adjusted EBITDA	4,651	2,501	86.0%	12,096	8,211	47.3%
Adjusted EBITDA Mg.	36.4%	32.2%	+415 bps	33.4%	28.7%	+469 bps
Net Profit	3,694	972	279.9%	12,733	2,378	435.5%
Net Debt	2,065	10,762	-80.8%	2,065	10,762	-80.8%
Net Debt /LTM Adjusted EBITDA	0.16x	0.83x	-0.67x	0.16x	0.83x	-0.67x

In million US$	Three-months ended December31,			Twelve-months ended December31,
	2020	2019	%Chg.	2020	2019	%Chg.
Ps./US$, av	79.92	57.24	39.6%	70.59	47.72	47.9%
Ps./US$, eop	84.15	60.22	39.7%	84.15	60.22	39.7%
Net revenue	160	136	18.0%	514	600	-14.4%
Adjusted EBITDA	58	44	33.2%	171	172	-0.4%
Adjusted EBITDA Mg.	36.4%	32.2%	+415 bps	33.4%	28.7%	+469 bps
Net Profit	46	17	172.1%	180	50	262.0%
Net Debt	25	179	-86.3%	25	179	-86.3%
Net Debt /LTM Adjusted EBITDA	0.16x	0.83x	-0.67x	0.16x	0.83x	-0.67x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,
		2020	2019	% Chg.	2020	2019	% Chg.
Cement, masonry & lime	MM Tn	1.62	1.28	26.9%	5.16	5.47	-5.6%
Concrete	MM m3	0.15	0.13	12.8%	0.30	0.80	-62.5%
Railroad	MM Tn	1.17	1.12	4.5%	3.79	4.47	-15.2%
Aggregates	MM Tn	0.22	0.25	-9.5%	0.57	1.09	-47.8%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in Argentina during 4Q20 increased 26.9% to 1.62 million tons as the strong household and retail demand continues to drive the robust bagged cement sales. Bulk cement posted a volume increase of approximately 7% YoY, as previous COVID-19 restrictions in private works began to be lifted.

Likewise, Concrete segment was also positively impacted by some specific infrastructure projects, with sales volumes increasing 12.8% YoY, the first positive figure since the 1Q19.

Railroad segment volumes experienced a 4.5% increase versus the comparable quarter in 2019, with a positive effect of the recovery in building materials transported volumes, and negatively affected by frac-sand volumes which are still affected by lower demand from Vaca Muerta.

Aggregates during the quarter declined by 9.5% YoY impacted by low execution of private and public projects.

For FY20, our core segment, Cement, masonry, and lime reported a 5.6% YoY decline in sales volumes, mostly explained by the impact of the strict lockdown in 2Q20, and the slow recovery path in bulk cement, and very much supported by a very robust come-back in bagged cement, as household and retail demand remained very strong.

Concrete and Aggregates segments, declined by 62.5% and 47.8% YoY, respectively. They were much heavily affected than our core business, as the lock-down and economic uncertainty impacted directly in the execution of major private and public projects.

Railroad segment volumes fell 15.2% in 2020 principally reflecting the overall economic contraction, particularly hit by lower building materials and frac-sand volumes, and partially offset by other transported products.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	13,263	11,002	20.6%	41,623	47,753	-12.8%
Cost of sales	(8,468)	(7,720)	9.7%	(29,026)	(34,706)	-16.4%
Gross Profit	4,795	3,282	46.1%	12,597	13,047	-3.4%
Share of loss of associates	-	-	n/a	(404)	-	n/a
Selling and administrative expenses	(1,044)	(992)	5.2%	(3,455)	(3,805)	-9.2%
Other gains and losses	83	42	96.4%	147	61	140.4%
Impairment of property, plant and equipment	-	-	n/a	(947)	-	n/a
Tax on debits and credits to bank accounts	(130)	(136)	-4.4%	(489)	(550)	-11.0%
Finance gain (cost), net
Gain on net monetary position	483	120	300.7%	839	1,518	-44.7%
Exchange rate differences	270	480	-43.8%	1,655	(1,625)	n/a
Financial income	351	-	n/a	82	82	-0.7%
Financial expense	(484)	(789)	-38.6%	(1,508)	(2,043)	-26.2%
Profit before taxes	4,324	2,007	115.4%	8,517	6,685	27.4%
Income tax expense
Current	(1,079)	(472)	128.6%	(2,387)	(1,424)	67.6%
Deferred	(287)	(283)	1.5%	124	(776)	n/a
Net profit from continuing operations	2,958	1,253	136.1%	6,254	4,485	39.4%
Income from discontinued operations	-	280	n/a	5,129	1,020	402.7%
Net profit	2,958	1,532	93.0%	11,382	5,505	106.8%

Net Revenues

Net revenue increased 20.6% to Ps. 13,263 million in 4Q20, from Ps. 11,002 million in the comparable quarter last year, reflecting the solid momentum in our core cement business which was up 26.9%, on the back of a similar volumes’ expansion of 26.9%.

Railroad revenues decreased 19.1% in 4Q20 versus the same quarter in 2019, as the higher transported volumes were more than offset by lower pricing mix.

Concrete revenues declined  by 17.0% when compared to the 4Q in the year ago period, as softer pricing affected the higher sales volumes. Aggregates decreased by 4.7%, as pricing performance partially compensated the 9.5% volume decline.

For FY20, net revenues decreased 12.8% to Ps. 41,623 million from Ps. 47,753 in the FY19, with revenues declines across all segments. Our core cement business suffer a softer annual decline of 4.7%.

Cost of sales, and Gross profit

Cost of sales increased 9.7% YoY reaching Ps. 8,468 million in 4Q20 mainly as a result of the higher volume sold but contained by higher efficiencies and lower unitary energy costs measured in US dollars and partially offset by higher labor costs.

Gross profit increased 46.1% YoY to Ps. 4,795 million in 4Q20 from Ps. 3,282 million in 4Q19, with gross profit margin expanding 632 basis points YoY to 36.2%, reflecting the recovery in cement sales volumes coupled with good cost performance.

During FY20, gross profit decreased 3.4% to Ps. 12,597 million with gross profit margin expanding 294 basis points to 30.3%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 4Q20 increased 5.2% YoY to Ps. 1,044 million, from Ps. 992 million in 4Q19, mainly as a consequence of higher cement sales. As a percentage of revenues, SG&A decreased 115 basis points to 7.9% in 4Q20, from 9.0% in 4Q19 mostly explained by higher sales volumes.

During FY20, SG&A fell by 9.2% from the previous year levels, and as a percentage of sales stood at 8.3%, 33 bps higher than FY19.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2020	2019	% Chg.	2020	2019	% Chg.
Adjusted EBITDA reconciliation:
Net profit	2,958	1,532	93.0%	11,382	5,505	106.8%
(+) Depreciation and amortization	891	1,023	-12.9%	3,988	3,655	9.1%
(+) Tax on debits and credits to bank accounts	130	136	-4.4%	489	550	-11.0%
(+) Income tax expense	1,366	755	81.0%	2,264	2,200	2.9%
(+) Financial interest, net	(36)	582	n/a	859	1,563	-45.0%
(+) Exchange rate differences, net	(270)	(480)	-43.8%	(1,655)	1,625	n/a
(+) Other financial expenses, net	169	207	-18.5%	567	397	42.7%
(+) Gain on net monetary position	(483)	(120)	300.7%	(839)	(1,518)	-44.7%
(+) Share of loss of associates	-	-	n/a	404	-	n/a
(+) Impairment of property, plant and equipment	-	-	n/a	947	-	n/a
(-) Income from discontinued operations	-	280	n/a	5,129	1,020	402.7%
Adjusted EBITDA	4,725	3,355	40.8%	13,277	12,958	2.5%
Adjusted EBITDA Margin	35.6%	30.5%	+513 bps	31.9%	27.1%	+476 bps

Adjusted EBITDA increased 40.8% YoY in the fourth quarter of 2020 to Ps. 4,725 million, mostly explained by bagged cement. Likewise, Adjusted EBITDA margin expanded by 513 basis points to 35.6% compared to 30.5% in 4Q19 on the back of cement margins expansion.

In particular, Cement, masonry cement and lime segment Adjusted EBITDA margin expanded by 604 bps to 40.4%, mainly due to the increase in sales volume and the improved energy inputs.

Railroad Adjusted EBITDA margin deteriorated to -0.6%, mainly impacted by pricing mix, and partially offset by higher transported volume.

Concrete Adjusted EBITDA declined compared to 4Q19, with margin worsening to -19.2%,as softer pricing and higher costs outweighed the increase in sales volumes.

Finally, Aggregates Adjusted EBITDA margin decreased to -9.0% from -4.6%, with better pricing being outweighed by lower sales volume and higher costs.

During FY20, Adjusted EBITDA increased 2.5% reaching Ps. 13,277 million from Ps. 12,958 million in FY19, with an Adjusted EBITDA margin expansion of 476 basis points, from 27.1% in 2019 to 31.9% in 2020.

Finance Costs-Net
Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2020	2019	% Chg.	2020	2019	% Chg.
Exchange rate differences	270	480	-43.8%	1,655	(1,625)	n/a
Financial income	351	-	n/a	82	82	-0.7%
Financial expense	(484)	(789)	-38.6%	(1,508)	(2,043)	-26.2%
Gain on net monetary position	483	120	300.7%	839	1,518	-44.7%
Total Finance Gain (Cost), Net	619	(189)	n/a	1,068	(2,068)	n/a

During 4Q20, the Company reported a total finance gain, net of Ps. 619 million compared to a  total finance cost, net of Ps. 189 million in 4Q19, mainly due to lower Net Financial expenses, net which decreased by Ps. 656 million to negative Ps. 133 million resulting from a lower financial debt position.

During FY20, total finance gain, net was Ps. 1,068 million compared to a total finance cost, net of Ps. 2,068 million in FY19, mainly as a result of a foreign exchange gain, a lower Financial expenses due to a lower debt position, and partially compensated by a lower gain on net monetary position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 4Q20 increased by Ps. 1,425 million to Ps. 2,958 million, mostly explained by a higher gross profit, which was further enhanced by a higher finance gain, net.

During FY20, Net Profit stood at Ps. 11,382 million, increasing 106.8% YoY, mostly explained by Ps. 5,129 million of income from discontinued operations in Paraguay, reflecting the sale of our stake in Yguazú Cementos S.A., and by the total finance gain, net of Ps. 1,068 million. Net profit from continuing operations increased by 39.4%.

Net Profit Attributable to Owners of the Company increased by Ps. 1,577 million YoY, to Ps. 3,006 million in 4Q20. During the quarter, the Company reported earnings per common share of Ps. 5.0429 and earnings per ADR of Ps. 25.2144, compared with earnings per common share of Ps. 2.3976 and earnings per ADR of Ps. 11.9878 in 4Q19.

During FY20, Net Profit attributable to owners of the Company increased 117.2% YoY, to Ps. 11,351 million, from Ps. 5,227 million in FY19, mostly as a consequence of the sale of our stake in Yguazú Cementos S.A., and further improved by a total finance gain during the period.

Capitalization
Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2020	2019
Total Debt	6,441	12,538
- Short-Term Debt	4,571	6,971
- Long-Term Debt	1,870	5,567
Cash and Cash Equivalents	4,376	1,776
Total Net Debt	2,065	10,762
Shareholders' Equity	45,391	39,927
Capitalization	51,831	52,465
LTM Adjusted EBITDA	13,277	12,958
Net Debt /LTM Adjusted EBITDA	0.16x	0.83x

As of December 31, 2020, total cash and cash equivalents were Ps. 4,376 million compared with Ps. 1,776 million as of the December 31, 2019. Total debt at the close of the quarter stood at Ps. 6,441 million, composed by Ps. 4,571 million in short-term borrowings, including the current portion of long-term borrowings (or 71.0% of total borrowings), and Ps. 1,870 million in long-term borrowings (or 29.0% of total borrowings).

As of December 31, 2020, 81.8% (or Ps. 5,268 million) Loma Negra’s total debt was denominated in U.S. dollars, 17.7% (or Ps. 1,141 million) in Euros, and 0.5% (or Ps. 32 million) in argentine pesos. The average duration of Loma Negra’s total debt was 0.8 years.

As of December 31, 2020, Ps. 5,268 million, or 81.8%, of the Company’s total consolidated borrowings bore interest at rates based on Libor, and Ps. 1,141 million of borrowings bore interest at a fixed rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to 0.16x as of December 31, 2020 from 0.83x as of December 31,2019 as the cashflow from operating activities and the proceeds from the sale our stake in Yguazú Cementos S.A. outweighed the cash used in our expansion project and the dividend paid out in October.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) from continuing operations	2,958	1,253	6,254	4,485
Income from discontinued operations	-	280	5,129	1,020
Net profit	2,958	1,532	11,382	5,505
Adjustments to reconcile net profit to net cash provided by operating activities	2,212	202	943	5,833

Changes in operating assets and liabilities	(1,165)	876	(937)	(2,012)
Net cash generated by / used in by operating activities	4,005	2,611	11,388	9,326

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	-	-	8,344	-
Property, plant and equipment, Intangible Assets, net	(1,706)	(3,161)	(9,686)	(15,933)
Contributions to Trust	(32)	28	(88)	(40)
Net cash generated by / used in investing activities	(1,739)	(3,133)	(1,429)	(15,973)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(517)	1,066	(7,840)	3,498
Dividends paid	(2,664)	-	(2,664)	-
Net cash generated by / used in by financing activities	(3,180)	1,066	(10,503)	3,498

Net increase (decrease) in cash and cash equivalents	(914)	544	(545)	(3,149)
Cash and cash equivalents at the beginning of the year	5,179	925	1,776	4,882
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(46)	(54)	(157)	(221)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	157	361	3,302	263

Cash and cash equivalents at the end of the period	4,376	1,776	4,376	1,776

In the 4Q20, our cash flow generated by operating activities was Ps. 4,005 million compared to Ps. 2,611 million in 4Q19 as higher Adjusted EBITDA growth more than offset the working capital needs. During 4Q20, the Company made capital expenditures for a total of Ps. 1,706 million, mostly allocated to the expansion of production capacity of L’Amalí plant.

During FY20, the Company made capital expenditures for a total of Ps. 9,686 million, of which 83% was allocated to the expansion of production capacity of L’Amalí plant. In the FY20, cash flow generated by operating activities was Ps. 11,388 million compared to Ps. 9,326 million in FY19 explained mainly by a higher profitability level and lower working capital needs.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

As of the end of 2020, the project presents an overall Progress of 96%. All detailed engineering is completed, all equipment and materials supplies has been delivered to site. While commissioning and start-up has been completed at crushing department and new primary crusher is fully operational, commissioning and start-up at raw mill department and clinker line are in progress.

Construction works executed 95% progress, has been slow down due to COVID-19 crisis, the works in progress are electromechanical erection works at clinker line, cement mill and dispatch areas. Inauguration date is expected to be by mid-2021.

Share Repurchase Plan.

On February 12, 2021, the Company announced the approval of a share repurchase plan, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans.

The plan became effective as from February 18, 2021, the amount to invest will be up to AR$ 750.000.000 (Argentine Pesos Seven Hundred Fifty Million) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

The source of funding shall be carried out with realized and liquid earnings as per the Financial Statements as of September 30, 2020 which were approved by Board’s Resolution of November 10, 2020. The Company has the liquidity needed to carry out the aforementioned acquisitions without affecting its solvency. The Company will carry out the share repurchase for a 90 (ninety) day period which will be counted since February 18, and will be subject to any period renewal or extension approved by the Board of Directors, which will be duly informed.

4Q20 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 a.m. BAT), March 11, 2021
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:	Loma Negra Earnings Call
Webcast:	https://services.choruscall.com/links/loma210311nyV2G3X1.html

Replay:
A telephone replay of the conference call will be available between March 11, 2021 at 1:00 pm U.S. E.T. and ending on March 17, 2021. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10152387. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts

Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager

+54-11-4319-3050

investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	53,557	53,775
Right to use assets	447	555
Intangible assets	192	171
Investments	3	6,021
Goodwill	35	35
Inventories	2,156	2,038
Other receivables	481	765
Total non-current assets	56,872	63,361
Current assets
Inventories	5,492	6,593
Other receivables	1,217	765
Trade accounts receivable	2,989	3,232
Investments	4,109	1,388
Cash and banks	267	387
Total current assets	14,074	12,365
TOTAL ASSETS	70,946	75,726
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	15,049	15,049
Reserves	18,719	16,165
Retained earnings	11,351	5,227
Accumulated other comprehensive income	-	450
Equity attributable to the owners of the Company	45,119	36,890
Non-controlling interests	271	3,037
TOTAL SHAREHOLDERS' EQUITY	45,391	39,927
LIABILITIES
Non-current liabilities
Borrowings	1,870	5,567
Accounts payables	102	190
Provisions	487	759
Salaries and social security payables	38	-
Debts for leases	390	463
Other liabilities	112	70
Deferred tax liabilities	7,276	7,400
Total non-current liabilities	10,276	14,448
Current liabilities
Borrowings	4,571	6,971
Accounts payable	5,393	11,891
Advances from customers	732	260
Salaries and social security payables	1,422	1,278
Tax liabilities	2,884	699
Debts for leases	140	139
Other liabilities	137	113
Total current liabilities	15,279	21,351
TOTAL LIABILITIES	25,555	35,799
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	70,946	75,726

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2020	2019	% Change	2020	2019	% Change
Net revenue	13,263	11,002	20.6%	41,623	47,753	-12.8%
Cost of sales	(8,468)	(7,720)	9.7%	(29,026)	(34,706)	-16.4%
Gross profit	4,795	3,282	46.1%	12,597	13,047	-3.4%
Share of loss of associates	-	-	n/a	(404)	-	n/a
Selling and administrative expenses	(1,044)	(992)	5.2%	(3,455)	(3,805)	-9.2%
Other gains and losses	83	42	96.4%	147	61	140.4%
Impairment of property, plant and equipment	-	-	n/a	(947)	-	n/a
Tax on debits and credits to bank accounts	(130)	(136)	-4.4%	(489)	(550)	-11.0%
Finance gain (cost), net
Gain on net monetary position	483	120	300.7%	839	1,518	-44.7%
Exchange rate differences	270	480	-43.8%	1,655	(1,625)	n/a
Financial income	351	-	n/a	82	82	-0.7%
Financial expenses	(484)	(789)	-38.6%	(1,508)	(2,043)	-26.2%
Profit before taxes	4,324	2,007	115.4%	8,517	6,685	27.4%
Income tax expense
Current	(1,079)	(472)	128.6%	(2,387)	(1,424)	67.6%
Deferred	(287)	(283)	1.5%	124	(776)	n/a
Net profit from continuing operations	2,958	1,253	136.1%	6,254	4,485	39.4%
Income from discontinued operations	-	280	n/a	5,129	1,020	402.7%
Net profit	2,958	1,532	93.0%	11,382	5,505	106.8%
Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	-	(512)	n/a	(286)	(246)	16.6%
Total other comprehensive (loss)	-	(512)	n/a	(286)	(246)	16.6%
TOTAL COMPREHENSIVE INCOME	2,958	1,020	189.9%	11,096	5,260	111.0%
Net Profit (loss) for the period attributable to:
Owners of the Company	3,006	1,429	110.3%	11,351	5,227	117.2%
Non-controlling interests	(48)	103	n/a	31	279	-88.8%
NET PROFIT FOR THE PERIOD	2,958	1,532	93.0%	11,382	5,505	106.8%
Total comprehensive (loss) income attributable to:
Owners of the Company	3,006	1,168	157.4%	11,205	5,101	119.6%
Non-controlling interests	(48)	(148)	-67.5%	(109)	158	n/a
TOTAL COMPREHENSIVE INCOME	2,958	1,020	189.9%	11,096	5,260	111.0%
Earnings per share (basic and diluted):	5.0429	2.3976	100.3%	19.0445	8.7692	117.2%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit from continuing operations	2,958	1,253	6,254	4,485
Income from discontinued operations	-	280	5,129	1,020
Net profit	2,958	1,532	11,382	5,505
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,366	776	3,781	2,296
Depreciation and amortization	891	1,023	3,988	3,655
Provisions	(51)	(57)	(93)	68
Interest expense	146	428	1,187	1,349
Exchange rate differences	(174)	(1,677)	(2,821)	(415)
Share of loss of associates	-	-	404	-
Gain on disposal of property, plant and equipment	(3)	9	41	(5)
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	(301)	(6,646)	(1,116)
Impairment of property, plant and equipment	-	-	947	-
Depreciation value of trust	37	-	157	-
Changes in operating assets and liabilities
Inventories	35	316	789	88
Other receivables	7	784	92	603
Trade accounts receivable	(289)	(35)	(541)	(906)
Advances from customers	145	12	526	(36)
Accounts payable	(925)	332	(249)	1,372
Salaries and social security payables	508	246	515	482
Provisions	(7)	(64)	(48)	(148)
Tax liabilities	15	(25)	(100)	343
Other liabilities	182	(6)	156	86
Gain on net monetary position	(483)	(120)	(839)	(1,518)
Income tax paid	(354)	(563)	(1,237)	(2,378)
Net cash generated by / used in by operating activities	4,005	2,611	11,388	9,326

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	-	-	8,344	-
Proceeds from disposal of Property, plant and equipment	0	40	40	89
Payments to acquire Property, plant and equipment	(1,625)	(3,166)	(9,639)	(15,946)
Payments to acquire Intangible Assets	(82)	(36)	(87)	(76)
Contributions to Trust	(32)	28	(88)	(40)
Net cash generated by / used in investing activities	(1,739)	(3,133)	(1,429)	(15,973)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	46	3,924	12,692	12,928
Interest paid	(80)	(756)	(2,909)	(2,638)
Debts for leases	(38)	(39)	(147)	(137)
Repayment of borrowings	(445)	(2,064)	(17,476)	(6,654)
Dividends paid	(2,664)	-	(2,664)	-
Net cash generated by / used in by financing activities	(3,180)	1,066	(10,503)	3,498
Net increase (decrease) in cash and cash equivalents	(914)	544	(545)	(3,149)
Cash and cash equivalents at the beginning of the period	5,179	925	1,776	4,882
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(46)	(54)	(157)	(221)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	157	361	3,302	263

Cash and cash equivalents at the end of the period	4,376	1,776	4,376	1,776

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,				Twelve-months ended December 31,
	2020	%	2019	%	2020	%	2019	%
Net revenue	12,782	100.0%	7,757	100.0%	36,259	100.0%	28,638	100.0%
Cement, masonry cement and lime	11,695	91.5%	6,744	86.9%	33,128	91.4%	24,007	83.8%
Concrete	883	6.9%	767	9.9%	1,799	5.0%	3,954	13.8%
Railroad	922	7.2%	834	10.8%	3,089	8.5%	2,982	10.4%
Aggregates	155	1.2%	119	1.5%	357	1.0%	498	1.7%
Others	59	0.5%	47	0.6%	174	0.5%	157	0.5%
Eliminations	(931)	-7.3%	(754)	-9.7%	(2,287)	-6.3%	(2,960)	-10.3%
Cost of sales	7,589	100.0%	4,931	100.0%	22,782	100.0%	19,291	100.0%
Cement, masonry cement and lime	6,362	83.8%	4,001	81.1%	19,192	84.2%	15,250	79.1%
Concrete	1,032	13.6%	782	15.9%	2,292	10.1%	3,761	19.5%
Railroad	930	12.3%	741	15.0%	3,031	13.3%	2,610	13.5%
Aggregates	161	2.1%	130	2.6%	439	1.9%	526	2.7%
Others	36	0.5%	31	0.6%	115	0.5%	103	0.5%
Eliminations	(931)	-12.3%	(754)	-15.3%	(2,287)	-10.0%	(2,960)	-15.3%
Selling, admin. expenses and other gains & losses	874	100.0%	580	100.0%	2,649	100.0%	2,123	100.0%
Cement, masonry cement and lime	774	88.5%	501	86.4%	2,380	89.9%	1,771	83.4%
Concrete	30	3.4%	29	5.0%	30	1.2%	120	5.6%
Railroad	48	5.5%	42	7.3%	169	6.4%	182	8.6%
Aggregates	1	0.1%	(11)	-1.9%	(1)	0.0%	(8)	-0.4%
Others	21	2.3%	19	3.3%	71	2.7%	59	2.8%
Depreciation and amortization	333	100.0%	255	100.0%	1,267	100.0%	986	100.0%
Cement, masonry cement and lime	232	69.7%	184	72.0%	802	63.3%	722	73.2%
Concrete	21	6.3%	17	6.6%	189	14.9%	62	6.3%
Railroad	72	21.8%	52	20.3%	250	19.7%	183	18.6%
Aggregates	6	1.9%	5	1.9%	23	1.8%	19	1.9%
Others	1	0.3%	(2)	-0.9%	4	0.3%	0	0.0%
Adjusted EBITDA	4,651	100.0%	2,501	100.0%	12,096	100.0%	8,211	100.0%
Cement, masonry cement and lime	4,791	103.0%	2,425	97.0%	12,357	102.2%	7,708	93.9%
Concrete	(158)	-3.4%	(27)	-1.1%	(334)	-2.8%	135	1.6%
Railroad	16	0.3%	103	4.1%	139	1.2%	373	4.5%
Aggregates	(1)	0.0%	5	0.2%	(59)	-0.5%	(1)	0.0%
Others	4	0.1%	(5)	-0.2%	(7)	-0.1%	(4)	-0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	74	855	1,181	4,747
Depreciation and amortization	(891)	(1,023)	(3,988)	(3,655)
Tax on debits and credits banks accounts	(130)	(136)	(489)	(550)
Finance gain (cost), net	619	(189)	1,068	(2,068)
Income tax	(1,366)	(755)	(2,264)	(2,200)
Share of profit of associates	-	-	(404)	-
Impairment of property, plant and equipment	-	-	(947)	-
Income from discontinued operations	-	280	5,129	1,020
NET (LOSS) PROFIT FOR THE PERIOD	2,958	1,532	11,382	5,505